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(VEDDERPRICE LETTERHEAD)

Corey L. Zarse
312-609-7785
czarse@vedderprice.com


                                                June 29, 2007



VIA EDGAR AND E-MAIL

Securities and Exchange Commission
Division of Investment Management, Room 5501
100 F Street, N.E.
Washington, D.C.  20549
Attention: Mr. James O'Connor

      Re:   Aston Funds (the "Registrant" or the "Trust")
            1940 Act No. 811-8004
            Preliminary Proxy Statement

Dear Mr. O'Connor:

      On May 11, 2007, the Trust filed with the Securities and Exchange Commission (the "Commission") a Preliminary Proxy Statement in connection with a Special Meeting of the Shareholders of the Aston/TAMRO Large Cap Value Fund and the Aston/TAMRO Small Cap Fund (the "TAMRO Funds"). You provided comments on the Preliminary Proxy Statement by telephone on May 21, 2007. The following sets forth those comments and the Trust's responses to them. All page references are for the Preliminary Proxy Statement filed with the Commission on May 11, 2007.

IMPORTANT NOTICE TO SHAREHOLDERS

1.    Questions and Answers

      Comment: In the eighth question and answer, please clarify that all solicitation, meeting and mailing expenses are paid by entities other than the funds.

      Response:   The answer to the eighth question has been modified to
                  indicate that Tasho, TAMRO and ABN AMRO agreed to pay all of the costs related to the Buyback Transaction including the costs of preparing, printing and mailing the proxy statement and related solicitation expenses, and any meeting expenses of the Board of Trustees or shareholders.

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Securities and Exchange Commission
June 29, 2007
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PROXY STATEMENT

2.    Proposal of Adjournment
      (Page 1)

      Comment: In the fourth paragraph of the first page of the proxy statement, adjournment of the shareholders meeting is described. The applicable sentence reads, "[i]n the event that a quorum is not present at the Special Meeting, or in the event that a quorum is present but sufficient votes to approve the proposal are not received, the persons named as proxies on the enclosed proxy card may propose one or more adjournments of the Special Meeting to permit further solicitation of proxies." Please confirm the manner in which the persons named as proxies will vote for adjournment.

      Response:   Registrant believes that the sentence accurately describes the procedure for adjournment, as set forth in the Trust's
                  Trust Instrument and By-Laws.

3.    Voting Information
      (Page 5)

      Comment: In the third paragraph on the fifth page of the proxy statement and various pages of the shareholder materials, please provide shareholders with the telephone number and website address for voting shares.

      Response:   The website and telephone number by which shareholders can vote varies depending on how the shareholder holds shares
                  (i.e., whether the shareholder is a non-objecting beneficial owner or an objecting beneficial owner). Accordingly, we believe the requested disclosure would be confusing to shareholders and have not made the suggested change.

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Securities and Exchange Commission
June 29, 2007
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4.    Factors Considered by the Board of Trustees
      (Page 11)

      Comment: In the "Nature, Quality and Extent of Services" paragraph, add additional detail regarding the conclusions of the Board.

      Response:   Registrant believes that the disclosure regarding the
                  considerations of the Board of Trustees in connection with the approval of the Sub-Investment Advisory Agreement complies in all material respects with the requirements under Form N-1A, accurately reflects the deliberations of the Board of Trustees, and is consistent with the records of the Trust with respect to these matters.

5.    Factors Considered by the Board of Trustees
      (Page 11)

      Comment: In the "Fees, Profitability and Economies of Scale" paragraph, add additional detail regarding the conclusions with respect to the subadvisory fees.

      Response:   Registrant modified the last sentence of the referenced
                  paragraph to state that "the Board concluded that the proposed subadvisory fee rates were reasonable and that the economies of scale were limited at this time."

6.    Factors Considered by the Board of Trustees
      (Page 11)

      Comment: In the "Other Benefits to the Subadviser" paragraph, add additional detail regarding the conclusions of the Board.

      Response:   Registrant believes the considerations accurately reflect
                  the deliberations of the Board of Trustees, and are consistent with the records of the Trust.

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Securities and Exchange Commission
June 29, 2007
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      The foregoing responses reflect our discussion with you prior to filing the definitive proxy statement. To the extent appropriate, these responses were incorporated into the definitive proxy statement filed with the Commission on May 22, 2007. Please contact the undersigned at (312) 609-7785 or Deborah Bielicke Eades at (312) 609-7661 if you have any additional questions or would like to discuss any of our responses.

                                                Very truly yours,

                                                /s/ Corey L. Zarse

                                                Corey L. Zarse

cc:   Gerald Dillenburg
      Cathy O'Kelly, Esq.
      Deborah Eades, Esq.